November 25, 2014

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE:	GEOSPATIAL CORPORATION. REGISTRATION STATEMENT ON FORM S-1 FILED JUNE 25, 2010 FILE NO. 333-167775

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Geospatial Corporation (the “Company”) hereby respectfully requests that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-167775), as initially filed with the Securities and Exchange Commission (“Commission”) on June 25, 2010 (the “Registration Statement”), be withdrawn effective immediately. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to David J. Lowe, Esq. of Sherrard, German & Kelly, P.C. via email at djl@sgkpc.com or via facsimile at (412) 261-6221.

The Company requests that, in accordance with Rule 457(p) under the Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please contact David Lowe of Sherrard, German & Kelly, P.C. at (412) 258-6718.

Sincerely,

GEOSPATIAL CORPORATION

/s/ Mark A. Smith

Mark A. Smith

Chief Executive Officer